[EDGAR FILING CORRESPONDENCE]

Securities and Exchange Commission

Division of Investment Management – EDGAR Filings

Attn:

Ms. Laura E. Hatch, Staff Accountant

Re:

DMS Funds

811-22706

Ladies and Gentlemen:

We filed a registration for the above Fund on Form N-1A on April 25, 2012, and filed an N-1A/A on May 29, 2012 in response to comments received by letter dated May 21, 2012.  On June 11, 2012, we received additional comments in a phone conversation from Ms. Hatch to the undersigned.  We have filed today another amendment to make the changes requested by Ms. Hatch in that phone conversation.  To the best of the recollection of the undersigned, the comments provided by phone on June 11, 2012 were as follows:

Prospectus:

1.

Please correct the expense table on page2 to show fees of $98 in one year and $306 for three years.  {DONE.}

2.

Under Primary Risks, please include as an investment risk the risk of investing in India specifically.   { We have done this by changing the heading to say “Single country (India),” as the language that was previously in this section covered the risk of investing in India. }

3.

The discussion on Performance on page 4 cannot include a cross reference, as this is in the Summary section.  { We have deleted one cross reference, and we hope that is the one that Ms. Hatch was referring to.}

4.

In the Costs of Investing section on the bottom of page 6, the statement of investment objective should be the same as stated in the Summary.  {We have changed the language to conform.}

5.

Please confirm that the figures in the chart for annual returns for the Index on page 8 are correct, meaning annual instead of cumulative.  {We have confirmed with the Index provider that the figures are indeed annualized.}

6.

There are words missing under “Redeeming Shares – By wire” on page 21.  {We have inserted “to time.”}

7.

On page 26 under “Accounts Held by Institutions,” please add a cross reference to the discussion elsewhere in the Prospectus.  {A cross reference has been added.}

Statement of Additional Information:

8.

Under “Fundamental Policies” on page 4, please address loans and concentration.  {We have added language referring to loans and discussing concentration.  As discussed with Ms. Hatch, the Fund does not intend to concentrate, but the Fund will replicate the Index, and if the Index becomes concentrated, so will the Fund.}

9.

In the section on Management, Item 17(b)(10) of Form N-1A requires a short discussion of the experience of each director, in addition to the information in the chart.  In other words, there should be a sentence or so on each person, in addition to the information in the table.  {We have added a paragraph on page 6 trying to describe the experience of each independent trustee.}

From the undersigned’s notes of the June 11 conversation, these are all the changes requested by Ms. Hatch.  We acknowledge, however, that numerous exhibits were not previously filed, and that the SEC could have further comments on those exhibits or the Prospectus and SAI themselves.  Please contact us if you have any further questions or if you need any assistance in connection with this filing.  Thank you very much for your consideration.

Very Truly Yours,

STEVENS & LEE

Timothy F. Demers

610 478-2167

610 988-0828(fax)